CUSIP No. M8737E108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Taro Pharmaceutical Industries Ltd.

(Name of Issuer)

Ordinary Shares, NIS .0001 par value per share

(Title of Class of Securities)

M8737E108

(CUSIP Number)

Barbara J. Green

Vice President, Deputy General Counsel and Secretary

Franklin Resources, Inc.

One Franklin Parkway

San Mateo, CA 94403-1906

(650) 312-3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 9, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. M8737E108

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Templeton Asset Management Ltd.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

3,048,380 (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

3,048,380 (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,048,380

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5%

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14. TYPE OF REPORTING PERSON

IA (See Item 5)

CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Franklin Resources, Inc. (13-2670991)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,126,553

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.2%

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14. TYPE OF REPORTING PERSON

HC (See Item 5)

CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Charles B. Johnson

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,126,553

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

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14.2%

14. TYPE OF REPORTING PERSON

HC; IN (See Item 5)

CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Rupert H. Johnson, Jr.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,126,553

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

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14.2%

14. TYPE OF REPORTING PERSON

HC; IN (See Item 5)

CUSIP No. M8737E108

This Amendment No. 2 amends and supplements the Schedule 13D originally filed by the reporting persons with the Securities and Exchange Commission (the “SEC”) on August 4, 2006 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on October 6, 2006 (“Amendment No. 1”, together with the Original Schedule 13D and Amendment No. 2 to the Original Schedule 13D, collectively, the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Original Schedule 13D, as amended by Amendment No. 1, is hereby amended by deleting the text of Item 3 in its entirety and replacing it with the following:

The securities reported herein were acquired with funds of approximately $58.1 million (including brokerage commissions). All such funds were provided from investment capital of one or more open- or closed-end investment companies or other managed accounts which are managed by TAML, Franklin Templeton Portfolio Advisors, Inc. and Franklin Advisers, Inc. (the “Investment Management Subsidiaries”), each of which is a direct or indirect, wholly-owned subsidiary of FRI.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Original Schedule 13D, as amended by Amendment No. 1, is hereby amended by deleting the text of Item 5 in its entirety and replacing it with the following:

(a-b) The 4,126,553 shares of Ordinary Shares of the Issuer (the “Securities”), representing 14.2% of the outstanding Ordinary Shares, are beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of the Investment Management Subsidiaries (the “Investment Management Clients”). Investment management contracts grant to the Investment Management Subsidiaries all investment and/or voting power over the securities owned by such Investment Management Clients, except as otherwise disclosed below. Therefore, for purposes of Rule 13d-3 under the Act, the Investment Management Subsidiaries may be deemed to be the beneficial owners of the Securities.

Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by Franklin Mutual Advisers, LLC (“FMA”), an indirect wholly-owned investment management subsidiary of FRI, are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the

CUSIP No. M8737E108

flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

The Principal Shareholders each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI subsidiaries provide investment management services. The number of shares that may be deemed to be beneficially owned and the percentage of the class of which such shares are a part are reported in Items 11 and 13 of the cover pages for FRI and each of the Principal Shareholders. FRI, the Principal Shareholders and each of the Investment Management Subsidiaries disclaim any pecuniary interest in any of the Securities. In addition, the filing of this Schedule 13D on behalf of the Principal Shareholders, FRI and FRI affiliates, as applicable, should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

FRI, the Principal Shareholders, and each of the Investment Management Subsidiaries believe that they are not a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FRI subsidiaries provide investment management services.

The number of Ordinary Shares as to which each reporting person on this Schedule 13D and other Investment Management Subsidiaries has:

(i) Sole power to vote or to direct the vote of the Ordinary Shares:

Franklin Resources, Inc.:	0
Charles B. Johnson:	0
Rupert H. Johnson, Jr.:	0
Templeton Asset Management Ltd.:	3,048,380
Franklin Advisers, Inc.:	4,500
Franklin Templeton Portfolio Advisors, Inc.[1]:	1,073,673

(ii) Shared power to vote or to direct the vote of the Ordinary Shares:

_________________________

  Franklin Templeton Portfolio Advisors, Inc. (“FTPA”) may beneficially own these securities pursuant to various separately managed account investment management arrangements. Under these arrangements, underlying clients may, from time to time, delegate to FTPA the power to vote such securities. To the extent that FTPA has voting power over any such securities, it has sole voting power. To the extent that the underlying client retains voting power over any securities, FTPA disclaims any power to vote or direct the vote of such securities.

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0

(iii) Sole power to dispose or to direct the disposition of the Ordinary Shares:

Franklin Resources, Inc.:	0
Charles B. Johnson:	0
Rupert H. Johnson, Jr.:	0
Templeton Asset Management Ltd.:	3,048,380
Franklin Advisers, Inc.:	4,500
Franklin Templeton Portfolio Advisors, Inc. :	1,073,673

(iv) Shared power to dispose or to direct the disposition of the Ordinary Shares:

0

(c) Other than the transactions described in Exhibits B-1 and B-2 of this statement, none of the reporting persons nor, to the best of their knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Ordinary Shares during the 60-day period preceding the date this statement was filed.

(d) No person other than the respective Investment Management Clients is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities being reported herein.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

The response set forth in Item 7 of the Original Schedule 13D, as amended by Amendment No. 1, is amended by adding the following:

Exhibit B-2: Transactions in Ordinary Shares From October 5, 2006

Exhibit C-2: Joint Filing Agreement, dated as of August 4, 2006 (incorporated by reference to Exhibit C of the Schedule 13D filed with the SEC on August 4, 2006)

Exhibit D-2: Powers of Attorney (incorporated by reference to Exhibit D of the Schedule 13D filed with the SEC on August 4, 2006)

CUSIP No. M8737E108

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2006

FRANKLIN RESOURCES, INC.

CHARLES B. JOHNSON

RUPERT H. JOHNSON, JR.

By:

Barbara J. Green

Vice President, Deputy General Counsel and Secretary of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to a Power of Attorney attached to the Original Schedule 13D

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to a Power of Attorney attached to the Original Schedule 13D

TEMPLETON ASSET MANAGEMENT

LTD.

By:

Gregory E. McGowan

Director of Templeton Asset Management Ltd.

CUSIP No. M8737E108

EXHIBIT B-1

TRANSACTIONS IN ORDINARY SHARES FROM OCTOBER 5, 2006

(AND NOT PREVIOUSLY REPORTED)

Each of the transactions described below was a sale by TAML on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
10/6/2006	2,000	12.3442
10/6/2006	500	12.2427
10/6/2006	6,000	12.3442
10/6/2006	2,500	12.2427
10/6/2006	15,500	12.3442
10/6/2006	6,500	12.2427
10/6/2006	17,000	12.3442
10/6/2006	7,500	12.2427
10/6/2006	3,000	12.3442
10/6/2006	1,500	12.2427
10/6/2006	62,000	12.3442
10/6/2006	27,000	12.2427
10/6/2006	1,000	12.3442
10/6/2006	500	12.2427
10/6/2006	33,500	12.3442
10/6/2006	14,500	12.2427
10/6/2006	1,000	12.3442
10/6/2006	500	12.2427
10/6/2006	9,000	12.3442
10/6/2006	4,000	12.2427
10/9/2006	1,000	12.0019
10/9/2006	3,500	12.0019
10/9/2006	8,500	12.0019
10/9/2006	9,000	12.0019
10/9/2006	1,500	12.0019
10/9/2006	33,500	12.0019
10/9/2006	500	12.0019
10/9/2006	18,000	12.0019
10/9/2006	500	12.0019
10/9/2006	5,000	12.0019

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Each of the transactions described below was a purchase by FTPA on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
10/6/2006	36	12.2900
10/6/2006	15	12.2900

Each of the transactions described below was a sale by FTPA on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
10/5/2006	127	12.1800
10/5/2006	400	12.3600
10/5/2006	1470	12.3600
10/5/2006	390	12.3600
10/5/2006	68	12.1400
10/5/2006	73	12.3230
10/5/2006	204	12.3200
10/5/2006	154	12.3200
10/5/2006	47	12.1800
10/5/2006	94	12.1800
10/6/2006	140	12.3300
10/6/2006	99	12.4860
10/6/2006	93	12.3300
10/6/2006	39	12.2820
10/6/2006	83	12.2810
10/6/2006	85	12.3200
10/6/2006	213	12.2800
10/6/2006	584	12.3300
10/6/2006	115	12.3300
10/6/2006	4478	12.3320